

10032180

AB 12/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

NOV 26 2010

Washington, DC

SEC FILE NUMBER
8-17742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2009 (MM/DD/YY) AND ENDING September 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Wilshire Securities Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1224 E Green Street, Suite 200
(No. and Street)

Pasadena	California	91106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott W. Hood (626) 796-6622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter, Yu and Associates
(Name – *if individual, state last, first, middle name*)

16133 Ventura Blvd., Suite 425	Encino	CA	91436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/08

OATH OR AFFIRMATION

I, Scott W. Hood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Wilshire Securities Management Inc., as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable

Subscribed and Sworn to on October 18, 2010

Signature

President and CEO

Title

Notary Public


NANCY L. MCKENZIE
Commission # 1842849
Notary Public - California
Los Angeles County
My Comm. Expires Apr 27, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2010 AND 2009

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BOULEVARD
SUITE 425
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 789-3949 FACSIMILIE

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
First Wilshire Securities Management, Inc.
Pasadena, California

We have audited the accompanying balance sheets of First Wilshire Securities Management, Inc. as of September 30, 2010 and 2009, and the related statements of operations and changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Wilshire Securities Management, Inc. as of September 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



November 16, 2010
Encino, California

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
BALANCE SHEETS

ASSETS

	September 30, 2010	September 30, 2009
Current Assets		
Cash and cash equivalents	$ 562,743	$ 527,971
Receivable from brokers and dealers	55,290	73,982
Investments	317,000	317,009
Prepaid expenses	7,400	7,400
Total Current Assets	942,433	926,362
Fixed Assets		
Furniture, equipment and improvements net of accumulated depreciation of $266,628 and $243,868, respectively.	20,626	34,316
Total Fixed Assets	20,626	34,316
Other Assets		
Loan receivable	-	18,078
Deposit	9,250	8,500
Total Other Assets	9,250	26,578
Total Assets	$ 972,309	$ 987,256

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
Current Liabilities		
Accounts payable	$ 21,070	$ 47,885
Income tax payable	2,518	4,500
Accrued expenses	207,812	229,292
Total Current Liabilities	231,401	281,678
Stockholders' Equity		
Common stock, 48,500 shares issued and outstanding, $1 par value	48,500	48,500
Additional paid in capital	179,860	179,860
Retained earnings	512,548	477,218
Total Stockholders' Equity	740,908	705,578
Total Liabilities and Stockholders' Equity	$ 972,309	$ 987,256

See Accompanying Independent Auditor's Report and Notes to Financial Statements

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF OPERATIONS

	September 30,	
	2010	2009
Revenue		
Commissions and fees	$ 7,098,830	$ 6,511,707
Total Revenue	7,098,830	6,511,707
Expense		
Commissions	700,366	570,708
Salaries, payroll taxes and benefits	5,416,896	5,208,499
Rent	124,352	128,720
Professional services	64,483	42,625
Clearing charges	161,499	234,283
Other expenses	543,824	401,321
Total Expenses	7,011,420	6,586,156
Income (Loss) from Operations	87,409	(74,450)
Total Other (Income) and Expense		
Interest income	(1,655)	(2,629)
Interest expense	152	5
Other (income) expense	18,076	(134,704)
Dividend income	(234)	(3,956)
Realized trading (gain) loss	(556)	3,462
Unrealized investment (gain) loss	9	1,103
Depreciation and amortization	22,761	27,908
Total Other (Income) and Expense	38,553	(108,811)
INCOME BEFORE PROVISION FOR INCOME TAXES	48,856	34,361
Income tax provision	13,526	16,900
NET INCOME	$ 35,330	$ 17,461

See Accompanying Independent Auditor's Report and Notes to Financial Statements

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF CASH FLOWS

	September 30, 2010	September 30, 2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 35,330	$ 17,461
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	22,761	27,908
Realized (gain) loss	(556)	3,462
Unrealized (gain) loss	9	1,103
Decrease (Increase) in receivable from Brokers and Dealers	18,692	66,651
Decrease (Increase) in loan receivable	18,078	1,182
Decrease (Increase) in prepaid expenses and deposits	(750)	-
(Decrease) Increase in accounts payable	(26,815)	38,897
(Decrease) Increase in income tax payable	(1,982)	4,500
(Decrease) Increase in deferred revenue	-	(938)
(Decrease) Increase in accrued expenses	(21,480)	(381,265)
Total Adjustments	7,957	(241,962)
Net cash provided by (used in) operations	43,287	(224,501)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of securities	40,455	16,373
Purchase of securities	(39,899)	-
Purchase of furniture and equipment	(9,071)	(9,571)
Net cash provided by (used in) investing activities	(8,515)	3,340
Net increase (decrease) in cash	34,772	(221,161)
Cash at beginning of year	527,971	749,132
Cash at end of year	$ 562,743	$ 527,971
Supplemental cash flow disclosures:		
Income tax payments	$ 15,512	$ 22,612
Interest payments	$ 152	$ 5

See Accompanying Independent Auditor's Report and Notes to Financial Statements

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	September 30,	
	2010	2009
Common Stock		
Balance at beginning of year	$ 48,500	$ 48,500
Sale of common stock	-	-
Balance at end of year	48,500	48,500
Additional paid in capital		
Balance at beginning of year	179,860	179,860
Sale of common stock	-	-
Balance at end of year	179,860	179,860
Retained earnings		
Balance at beginning of year	477,218	459,757
Net income for year	35,330	17,461
Balance at end of year	512,548	477,218
Total Equity	$ 740,908	$ 705,578

See Accompanying Independent Auditor's Report and Notes to Financial Statements

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2010 AND 2009

Note A - Nature of Activities

The Company was incorporated in California to operate as a registered broker dealer as a member of the Financial Industry Regulatory Authority (FINRA) (formerly National Association of Securities Dealers, Inc.) on September 10, 1973.

Note B - Accounting Policies

Revenue Recognition
The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Commissions and related clearing expenses are recorded on a settlement date basis.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
SFAS No. 107, Disclosures about fair value of financial instruments, (codified in FASB ASC Financial Instruments, Topic 825) requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances have exceeded the FDIC insured levels at various times during the year and at year-end. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Note B - Accounting Policies (Continued)

Income Taxes

The Company utilizes SFAS No. 109, "Accounting for Income Taxes," (codified in FASB ASC Topic 740), which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that were included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (codified in FASB ASC Topic 740) on January 1, 2007. As a result of the implementation of FIN 48, the Company made a comprehensive review of its portfolio of tax positions in accordance with recognition standards established by FIN 48. As a result of the implementation of FIN 48, the Company recognized no material adjustments to liabilities or stockholders' equity. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits are classified as interest expense and penalties are classified in selling, general and administrative expenses in the statements of income. The adoption of FIN 48 did not have a material impact on the Company's financial statements.

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
SEPTEMBER 30, 2010 AND 2009

Note B - Accounting Policies (Continued)

Investments

Investments that were held during the year ended September 30, 2010 and 2009 consisted of mutual funds and stocks.

Investments were comprised of the following at September 30, 2010 and 2009 :

September 30, 2010 Type of Investments	Cost	Fair Market Value
Stocks	$ 857	$ 2,371
Money Market	314,629	314,629
Total	$ 315,486	$ 317,000

September 30, 2009 Type of Investments	Cost	Fair Market Value
Stocks	$ 857	$ 2,380
Money Market	314,629	314,629
Total	$ 315,486	$ 317,009

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, as follows:

Leasehold Improvements	Balance of lease at time of improvement
Furniture and Fixtures	3 to 10 years
Office Equipment	3 to 10 years

Customer Transactions

The Company does not hold inventory or funds for customers.

Financial Statement Presentation

Certain changes to the 2009 financial statements have been made to conform to the 2010 financial statement format.

Note C - Cash

The Company maintains its cash balances at banks and a brokerage house located in Pasadena, and Los Angeles, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $250,000 and $10,000,000, respectively. As of September 30, 2010 and 2009, there were $167,129 and $231,347 uninsured cash balances at banks, respectively.

Note D - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2010 and 2009, the Company had net capital requirements of $50,000 and net capital of approximately $685,635 and $626,768, respectively.

Note E – Customer Protection Rule Exemption

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note F - Commitments

The Company leases office facilities and some of its equipment under non-cancelable operating leases. These leases expire at various dates through 2013 and may contain renewal options. Rent expense for years ended September 30, 2010 and 2009 was $124,352 and $128,720 respectively.

The future minimum lease obligation resulting from these agreements are as follows:

Fiscal year ended September 30,		
2011	$	116,182
2012		118,582
2013		9,899
	$	244,663

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
SEPTEMBER 30, 2010 AND 2009

Note G – Fixed Assets

As of September 30, 2010 and 2009 fixed assets consisted of the following:

	2010	2009
Furniture and equipment	$ 265,735	$ 256,665
Leasehold improvements	21,519	21,519
Total fixed assets	287,254	278,184
Accumulated depreciation	(266,628)	(243,868)
Net fixed assets	$ 20,626	$ 34,316

Depreciation expense was $22,761 and $27,909 for the years ended September 30, 2010 and 2009, respectively.

Note H – Related Party Transactions

As of September 30, 2010 and 2009 the Company generated $877,607 and $1,348,714 respectively in management fees for services provided to another company in which the shareholders of First Wilshire Securities Management, Inc. are shareholders.

Note I - Income Tax Provision

At September 30, 2010 and 2009, the Company has made a $10,906 and $18,600 Federal and $5,812 and $9,500 California State Franchise Tax provision in each year, respectively.

Note J – Loan Receivable

On January 1, 2008, the Company loaned $20,000 to a former employee. The terms of the loan are: interest at 6.5% per annum, with interest and principle of $231.61 due on the 1st day of each month until paid in full. The final payment is due on January 1, 2018. As of September 30, 2010 the loan balance of $18,078 was written off as bad debt.

Note K – Compensated Absences

All full time regular covered employees are eligible for vacation with pay according to the following schedule: During the first year of employment, employees can earn up to forty (40) hours of vacation; during the second year of employment, employees can earn up to eighty (80) hours of vacation; and during the sixth year of employment, employees can earn up to one hundred twenty (120) hours of vacation, and during the eleventh year of employment and thereafter, employees can earn up to one hundred sixty (160) hours of vacation. Employees can accrue up to a maximum of 1.5 times their annual rate; no additional time will be accrued until some vacation time is used. The date of employment will be considered the anniversary date for vacation purposes. At termination, employees are paid for any accumulated unpaid vacation leave. As of September 30, 2010 and 2009 vacation liability exists in the amount of $16,151 and $23,822, respectively.

SUPPLEMENTAL SCHEDULES

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
AND AGGREGATE INDEBTEDNESS

SCHEDULE I

	September 30, 2010	September 30, 2009
EQUITY - FISCAL YEAR END	$ 740,908	$ 705,578
Less Non Allowable Assets		
Prepaid expenses	7,400	7,400
Fixed assets	20,626	34,316
Other receivable	-	18,078
Managed account fee receivable	11,298	3,633
Petty cash	37	-
Deposit	9,250	8,500
Total Non Allowable Assets	48,611	71,927
Less Haircuts	6,662	6,883
NET CAPITAL	$ 685,635	$ 626,768
Total Liabilities	231,401	281,678
Aggregated Indebtedness	231,401	281,678
Net Capital Required	50,000	50,000
Minimum Net Capital Required (6 2/3% of Aggregated Indebtedness)	15,434	18,788
Minimum Dollar Requirement	50,000	50,000
Net Capital Requirement (greater of the two)	50,000	50,000
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$ 662,495	$ 598,600

See Accompanying Independent Auditor's Report and Notes

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II

SCHEDULE II

	September 30, 2010	September 30, 2009
NET CAPITAL PER FOCUS II REPORT	$ 695,314	$ 641,190
Decrease (Increase) in non allowable assets	-	-
Increase (Decrease) in income due to audit adjustments	(9,679)	(14,422)
NET CAPITAL	$ 685,635	$ 626,768

RECONCILIATION OF AUDIT ADJUSTMENTS:	2010	2009
(Increase) decrease in accrual	$ (8,361)	$ (7,855)
(Increase) decrease in income tax provision	(1,318)	(4,500)
Increase vacation expense accrual	-	(2,487)
Correction to expense accounts	-	420
Increase (Decrease) in income due to audit adjustments	$ (9,679)	$ (14,422)

See Accompanying Independent Auditor's Report and Notes

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15C3-3

SEPTEMBER 30, 2010

Schedule III

First Wilshire Securities Management, Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BOULEVARD
SUITE 425
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 789-3949 FACSIMILIE

The Board of Directors
First Wilshire Securities Management, Inc.
Pasadena, California

In planning and performing our audit of the financial statements of First Wilshire Securities Management, Inc. as of September 30, 2010, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA (formerly NASD), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



November 16, 2010
Encino, California

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BOULEVARD
SUITE 425
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 789-3949 FACSIMILIE

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
First Wilshire Securities Management, Inc.
1224 East Green Street, Suite #200
Pasadena, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2010 to September 30, 2010, which were agreed to by First Wilshire Securities Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating First Wilshire Securities Management, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). First Wilshire Securities Management, Inc.'s management is responsible for the First Wilshire Securities Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement recorded entries for check number 11272 in the amount of $9,375 and check number 11542 in the amount of $7,865 noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2010, see attached "Reconciliation of Form SIPC-7T", as applicable, with the amounts reported in Form SIPC-7T for the year ended September 30, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, see attached "Reconciliation of Adjustments on Form SIPC-7T", noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences, if applicable. There was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



November 16, 2010
Encino, California

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
RECONCILIATION OF FORM X-17A-5 TO FORM SIPC-7T

Revenue audited:		
Commissions and fees	$	7,098,830
Interest income		1,655
Dividend income		234
Realized trading loss		557
Unrealized investment loss		(9)
Total revenue audited for the fiscal year ended September 30, 2009		7,101,267
Total revenue reported on Form SIPC-7T		7,101,267
(Over) Under reported	$	-

See Accompanying Independent Auditor's Report and Notes

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
RECONCILIATION OF ADJUSTMENTS ON FORM SIPC-7T

Adjustments reported on Form SIPC-7T		
Commissions, floor brokerage & clearance paid to other SIPC members in connection with securities transactions	$	(161,499)
Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		(43,799)
Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interst and dividend income		(152)
Total adjustments reported on Form SIPC-7T		(205,450)
General Ledger Comparison:		
Commissions, floor brokerage & clearance paid to other SIPC members in connection with securities transactions		161,499
Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		43,799
Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interst and dividend income		152
(Over) Under reported	$	-

See Accompanying Independent Auditor's Report and Notes

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
RECONCILIATION OF CALCULATIONS ON FORM SIPC-7T

Total revenue reported on Form SIPC-7T	$	7,101,267
Total adjustments reported on Form SIPC-7T		(205,450)
SIPC net operating revenues	$	6,895,817
General assessment @ .0025	$	17,240
Amount reported on Form SIPC-7T	$	17,240
(Over) Under reported	$	-

See Accompanying Independent Auditor's Report and Notes